Exhibit 99.1

   NASDAQ: SLGL

 Cautionary Note on Forward-Looking Statements  This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the commencement of our planned clinical trials for TWIN, the commencement of our planned bioequivalence study for a generic product candidate, our expected date to report top-line data from our pivotal Phase III clinical programs for Epsolay and TWIN and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including but not limited to, the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; potential product liability claims; potential adverse federal, state and local government regulation in the United States, Europe or Israel; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2019 and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

         Expecting results during 2019 from pivotal trials of two branded pipeline candidates, based on a proprietary topical microencapsulation delivery system  Proven track record combined with broad dermatological knowhow  Primed to become a global dedicated dermatological company by developing a combination of branded and generic topical drug products   Seven established collaborations with two strategic partners on generic candidates already resulted in one approval and one tentative approval by the FDA. First generic product reached the market in February 2019  Our Dermatology Company

Common Indications Requiring Better Therapies

Acne Vulgaris	▪ A disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation and inflammation ▪ Benzoyl peroxide (BPO) and tretinoin are mainstay therapies ▪ Tretinoin is the most widely used Rx topical retinoid, but is rapidly decomposed by BPO and causes irritation ▪ BPO/tretinoin combination does not currently exist on the market ▪ ~$2.7 billion sales in the U.S. in 2018 of several promoted topical brands and many generics, of which fixed-dose combination drugs account for ~$0.9 billion ▪ Dermatologists often prefer branded topical drugs even though cheaper generics and OTC alternatives exist
Papulopustular Rosacea	▪ A chronic, inflammatory skin condition affecting nearly 5 million people in the US ▪ ~$0.4 billion sales of topical products in the U.S. in 2018 : Soolantra®, Finacea® and generic metronidazole ▪ Poor patient adherence to current drugs

Sol-Gel Company and Products Overview | March 2019

Sources: IQVIA (IMS); T. Pigeon, Practical Dermatology, July 2010

4

Our Branded Drug Product Candidates

TWIN **acne vulgaris**	▪ **A cream containing a fixed-dose combination of encapsulated tretinoin and encapsulated benzoyl peroxide** ▪ Major challenges were the instability of tretinoin in the presence of benzoyl peroxide and irritation ▪ Encapsulation allows stabilization and is also expected to contribute to patient compliance ▪ Opportunity exists for shift from prescribing tretinoin and existing combinations to prescribing TWIN ▪ We estimate peak annual sales of \$350M - \$400M(+).
Epsolay® **papulopustular rosacea**	▪ **A cream containing encapsulated benzoyl peroxide, 5%** ▪ Encapsulation was designed to reduce irritation caused by benzoyl peroxide ▪ Potential to be the 1st FDA-approved single-active benzoyl peroxide prescription drug product ▪ We estimate peak annual sales of \$75M - \$100M(+)

(+) Our estimation takes into consideration current payers' requirements and tier 3 limitations

Sol-Gel Company and Products Overview | March 2019 5

 Our Microencapsulation Platform  SEM pictures of our silica-based encapsulated tretinoin  Encapsulated tretinoin (E-ATRA)  Broken microcapsule containing multiple tretinoin (ATRA) crystals crystals

Positive TWIN Factorial Phase II Results (ITT)[(†)]

Success in Dichotomized IGA at Week 12

P-value vs. vehicle		*0.006*	*<0.001*	*0.015*	*0.001*	



50%
40%
30%
20%
10%
0%
12.3%
27.4%
39.7%
24.9%
31.7%
22.1%
N=115
N=116
N=117
N=118
N=118
N=118
Vehicle
TWIN Low
TWIN High
E-ATRA Low
E-ATRA High
E-BPO

Inflammatory Lesion Mean Absolute Change from Baseline at Week 12



Vehicle
TWIN Low
TWIN High
E-ATRA Low
E-ATRA High
E-BPO
0
(5)
(10)
(15)
(20)
(11.5)
(17.0)
(16.9)
(13.9)
(14.9)
(13.8)

P-value vs. vehicle	*<0.001*	*<0.001*	*0.060*	*0.003*	

Non-Inflammatory Lesion Mean Absolute Change from Baseline at Week 12



Vehicle
TWIN Low
TWIN High
E-ATRA Low
E-ATRA High
E-BPO
0
(5)
(10)
(15)
(20)
(25)
(13.7)
(23.7)
(23.6)
(17.8)
(23.8)
(16.2)

P-value vs. vehicle	*<0.001*	*<0.001*	*0.002*	*<0.001*	

(†) The above calculations were made using Markov Chain Monte Carlo multiple imputation method for handling missing data and without data from one center that discontinued the study. Analyses without imputation (with or without the discontinued center) were highly consistent with the above

Sol-Gel Company and Products Overview | March 2019

 Number of Patients  Severe  0    0  1  0    Moderate  102    111  1,043  1,118    Mild  0    0  0  0  Baseline # of Lesions  Inflamed  25.9    ~29.7  28.8  29.6    Non-inflamed  42.1    ~53.7  46.9  46.7  Non-Inflammatory Lesions – Mean Percent Change from Baseline at Week 12  Acne Trials Efficacy Results(†): Moderate Patients  Success in IGA at Week 12  Inflammatory Lesions – Mean Percent Change from Baseline at Week 12   (†) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducteda head-to-head comparison trial or study  Treatment Arm:  Difference from Vehicle  Phase II  Phase II  TWIN  Phase II

 Phase II Cutaneous Tolerability of TWIN    Mild    Moderate    Severe  Erythema  Scaling  Pigmentation  Itching  Burning  Stinging  Proportion of Subjects with Post-Baseline Worsening of Cutaneous Side Effects (Safety Population)  Max. Post-Baseline > Baseline  22%  31%  26%  22%  42%  41%  15%  14%  14%  19%  25%  28%  12%  38%  45%  14%  30%  36%

 Number of Patients  Severe  14    61  64  37  118  70  79    Moderate  102    292  305  296  620  413  440    Mild  0    0  0  0  0  0  0  Baseline # of Lesions  Inflamed  26.7    42.4  42.9  31.6  30.7  29.7  30.3    Non-inflamed  42.9    59.1  62.8  50.5  49.7  42.4  42.3  Non-Inflammatory Lesions – Mean Percent Change from Baseline at Week 12  Efficacy Results of Recent Acne Trials(†)  Success in IGA at Week 12  Inflammatory Lesions – Mean Percent Change from Baseline at Week 12   (†) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducteda head-to-head comparison trial or study  Treatment Arm:  Difference from Vehicle  Winlevi™  FMX101  Minocycline foam, 4%  Clascoterone cream, 1%  Oral sarecycline  Seysara™  Non-inflammatory lesions not a co-primary endpoint  TWIN  Phase II  Phase II  Phase II  Non-inflammatory lesions not in label

 Positive Epsolay® Phase II Results (ITT)  Success in Dichotomized IGA at Week 12 (†)  0.0013  P-value vs. vehicle  Inflammatory Lesion Count – Change from Baseline at Week 12    Median    Mean   (†) The FDA required a modification to our definition of “clear” on the IGA scale such that the category of “clear” represented the absence of the disease. Out of the 11 subjects that were defined as “mild” at baseline, there was only one subject that was treated with Epsolay® 5% and reached “clear” at the end of the trial  N=30  N=32  N=30

 Phase II Cutaneous Tolerability of Epsolay®  Dryness  Scaling  Pruritus  Burning  Stinging  Increase from Baseline of Cutaneous Side Effects at Week 12 (Safety Population)  Increase from Baseline  2/30  2/32  3/30  1/30  2/32  2/30  1/32  3/30  1/32  3/30

 Number of Patients  Severe  5    82  113  26  65  0  51  71    Moderate  21    369  346  172  418  557  444  443    Mild  4    0  0  0  0  0  0  0  Baseline # of Inflammatory Lesions    22.9    31.0  33.3  21.6  21.7  18.3  28.5  30.0  Papulopustular Rosacea Trials Results(†) (ITT)  Success in IGA at Week 12  Inflammatory Lesions – Mean Percent Change from Baseline at Week 12  Difference from Vehicle  Treatment Arm:  Phase II  Phase II  (1)  Epsolay®  (2)   (†) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducteda head-to-head comparison trial or study  (1) "clear" definition: "no inflammatory lesions present with no or very mild erythema immediately localized to and around where inflammatory lesions were present”(2) 10-week study  FMX103  Minocycline foam, 1.5%

     Only TWIN and vehicle are required for the pivotal trials, as the requirements of the combination rule act were satisfied in our Phase II trial Each pivotal trial is planned to enroll 420 subjects in a 2:1 ratio, with a power of 99%No LTSS is required to support our future marketing application, as long as we demonstrate that the systemic exposure of our product is comparable to our reference-listed drug (RLD)No pediatric clinical studies are required to support our future marketing applicationSubject to favorable results from our Phase III clinical program, we plan to submit an NDA in 2020      Each pivotal trial is planned to enroll 350 subjects in a 2:1 ratio, with a power > 99%Long-term safety study (LTSS) was initiated in September 2018No pediatric and no Phase I clinical trials are required to support our future marketing applicationSubject to favorable results from our Phase III clinical program, we plan to submit an NDA in 2020  TWIN  Epsolay®  Highly-Powered Phase III Trials and Mitigated Risks

Our Generic Pipeline

Multiple Collaborations	▪ A portfolio of generic product candidates with favorable commercial agreements that supplement our branded pipeline ▪ Six collaborations with Perrigo and one with Douglas Pharmaceuticals with 50/50 gross profit sharing
1st Fruitions	▪ In February 2019, Perrigo received approval from the FDA and launched the sale of acyclovir cream, 5%, developed in collaboration with Sol-Gel. As of today, there is no public disclosure of another filer to the FDA. The sales of the RLD were ~$92 million in 2018(+) ▪ In January 2018, Perrigo received tentative approval from the FDA for ivermectin cream, 1%, developed in collaboration with Sol-Gel. Perrigo was second to file and, as of today, there is no public disclosure of another tentative approval or a third filer to the FDA. Sales of RLD reached $175 million in 2018(+), and are expected to exceed $200 million annually by 2020
Upcoming Milestones	▪ Bioequivalence (BE) study results for 5-fluorouracil cream, 5%, expected in 2019

(+) Source: IQVIA (IMS)

Sol-Gel Advanced Topical Therapy Company and Products Overview | March 2019 15

 Gross proceeds of $86.3 million raised in IPO of 7,187,500 ordinary shares on February 5, 2018  Cash runway expected to be sufficient to fund Phase III clinical programs for TWIN and Epsolay®, a bioequivalence study, and our activities until the end of Q2/2020  $63.0 million of cash and investments as of December 31, 2018  18,949,968 shares outstanding as of December 31, 2018  Financial Profile

Our Upcoming Milestones

Branded Candidates	Research	Preclinical	Phase II	Phase III
Epsolay®				Top-line results in mid-2019
TWIN				Top-line results in Q4/2019

Generic	Research	Bioequivalence	Filed	
Ivermectin cream, 1%	Perrigo			Tentative approval as of January 29, 2018
Acyclovir cream, 5%	Perrigo			Approval & sales as of February 2019
5-Fluorouracil cream, 5%	douglas			BE study results in 2019

Sol-Gel Company and Products Overview | March 2019 17

2017     Reported positive results from TWIN Phase II trial in acne vulgaris     Had an EoPII meeting with the FDA about Epsolay®  2018  Initiated a bioequivalence study for5-fluorouracil cream, 5% in actinic keratosis  Hired U.S. commercialization leader for the launches of TWIN and Epsolay®  2019  Launched acyclovir cream (by Perrigo)  Recent Milestones and Next Steps  Submitted a Paragraph IV ANDA, for ivermectin cream, 1% (sponsored by Perrigo)     Obtained tentative ANDA approval for ivermectin cream (sponsored by Perrigo)     Had an EoPII meeting with the FDA about TWIN and addressed the combination rule act  Initiated TWIN Phase III program in acne vulgaris  Initiated Epsolay® Phase III program in papulopustular rosacea        Initiated LTSS for Epsolay®              Obtained ANDA approval for acyclovir cream (sponsored by Perrigo)          Plans to report Phase III results for Epsolay® in papulopustular rosacea    Plans to report Phase III results for TWIN in acne vulgaris    Plans to report BE study results for 5-fluorouracil cream, 5%

 Wrap-Up  Seven 50/50 gross profit sharing partnerships regarding generics including an ANDA approval for acyclovir cream and a tentative ANDA approval for ivermectin cream. Acyclovir cream is generating revenues as of February 2019  TWIN combination of BPO/tretinoin does not currently exist on the market. Topline results of pivotal trials are expected in Q4/2018. Opportunity exists for shift from prescribing tretinoin and existing combinations to prescribing TWIN. We estimate peak annual sales of $350M - $400M  Epsolay® has the potential to be more effective than existing drugs and the 1st FDA-approved single-active BPO prescription drug product. Topline results of pivotal trials are expected in mid-2019. We estimate peak annual sales of $75M - $100M

 NASDAQ: SLGLwww.sol-gel.com